Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$352.3	$622.4	$1,144.0	$511.2	$388.2	$284.0
Add:
Fixed charges	12.9	24.7	24.8	18.4	12.4	10.3
Distributed income of equity investees	0.2	2.2	2.1	—	0.3	—
Earnings, as adjusted	$365.4	$649.3	$1,170.9	$529.6	$400.9	$294.3
Fixed charges:
Interest expense	$8.3	$15.5	$15.5	$8.9	$3.9	$2.7
Amortized premiums, discounts and capitalized expenses related to indebtedness	0.8	1.7	1.7	0.9	0.5	0.4
Interest portion of rental expense (a)	3.8	7.5	7.6	8.6	8.0	7.2
Fixed charges	$12.9	$24.7	$24.8	$18.4	$12.4	$10.3
Ratio of earnings to fixed charges	28.4	26.3	47.1	28.7	32.4	28.7
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(a)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.